Exhibit 3.1
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                                 Bylaw Amendment
                           (Effective October 2, 2006)


         The third sentence of the first paragraph of Section 1 of Article III of the Bylaws is amended to read in its entirety as follows(1): "The Board shall consist of three directors, such number being in addition to any directors that the holders of any class of preferred stock, voting as a class, may be entitled to elect as provided in the Articles of Incorporation, as amended, or in a resolution of the Board establishing any series of preferred stock."

























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(1) Before this amendment, this sentence read as follows: "The Board shall consist of not less than eight (8) nor more than eleven (11) directors, the exact number to be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office, such number being in addition to any directors that the holders of any class of preferred stock, voting as a class, may be entitled to elect as provided in the Articles of Incorporation, as amended, or in a resolution of the Board establishing any series of preferred stock."